HEAD OFFICE

March 03, 2006

[redacted] l Corporate Finance
Commission

GarantiBank
TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey
Tel: (90212) 318 18 18
Fax: (90212) 318 18 88
garantibank.com

SUPPL

12g3-2 (b) filing number: 82-3636

It has been decided that the Ordinary General Shareholders' meeting of Garanti Bank will be held on Wednesday April 5, 2006 at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul to discuss the following agenda:

AGENDA

1. The opening, the formation of the Board of Presidency,
2. Authorization of the Board of Presidency for the execution of the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the financial statements; the discussion, and acceptance or refusal of Board of Directors' proposal regarding the dividend distribution,
5. Voting of the appointment of the Board members during the year in order to replace the vacancies,
6. Release of the members of the Board of Directors and Auditors,
7. Selection of Board members and Auditors,
8. The determination of the Board members' and Auditors' remuneration,
9. Information to the shareholders regarding the Bank's charitable donations during the year,
10. Approval of the selected External Audit Company in accordance with the Capital Markets Board's related regulation,
11. Authorization of Board Members to do business with the Bank in accordance with Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are complied with.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development &
Investor Relations

Handan Saygin
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

March 03, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Banks' Board of Directors decision number 2186 dated March 02, 2006 states that Zekeriya ÖZTÜRK will be appointed Executive Vice President of International Business Development and Aydın ŞENEL will be appointed Executive Vice President of Management Services.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

March 03, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been resolved in the Board of Directors meeting held on March 2, 2006, the profit distribution on 2005 net earnings of YTL 708,393,808, be according to the Article 45 of our Bank's Articles of Association as it is summarized in the below table, and be submitted for the approval of the Ordinary Shareholders' Meeting, being held on April 5, 2006.

PROFIT DISTRIBUTION TABLE FOR 2005 - YTL			BALANCE
2005 NET EARNINGS			708,393,807.94
(A)	First Legal Reserves	35,419,690.40	672,974,117.54
	(708,393,807.94 x 5%)		
(B)	First Dividend to Ordinary Shareholders (5% of the paid-in capital)	105,000,000.00	567,974,117.54
	(2,100,000,000 x 5%)		
(C)	Extraordinary Reserves	28,398,705.88	539,575,411.67
	[(708,393,807.94 - 35,419,690.40 - 105,000,000) x 5%]		
(D)			539,575,411.67
	Gross Dividends to Personnel (539,575,411.67 x 5%)	26,978,770.58	512,596,641.08
	Net Dividends to Personnel (26,978,770.58 / 110x100)	24,526,155.08	
	Second Legal Reserves (over the net dividend payment to personnel)*	2,452,615.50	
	Gross Dividends to Preferred Shares (539,575,411.67 x %10)	53,957,541.17	458,639,099.92
	Net Dividends to Preferred Shares (53,957,541.17 / 110x100)	49,052,310.15	
	Second Legal Reserves (over the net dividend payment to preferred shares)*	4,905,231.02	
(E)	Extraordinary Reserves	458,639,099.92	0.00

*: According to the Paragraph 2 of Article 466 of the Turkish Commercial Code, those amounts will be retained in the equity as second legal reserves

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development & Investor Relations

Handan Saygın PP
Senior Vice President
Corporate Strategy, Business Development & Investor Relations